Exhibit (d)(6)

February 21, 2011

VIA ELECTRONIC MAIL

Global Defense Technology & Systems, Inc.

1501 Farm Credit Drive

Suite 2300

McLean, VA 22102

Re:    Exclusivity Agreement

Ladies and Gentlemen:

As you know, Ares Corporate Opportunities Fund III, L.P, its affiliates and its and their Representatives (collectively, “Ares”) have devoted a great deal of time and resources to gaining an understanding of Global Defense Technology & Systems, Inc. (the “Company”) and its business and discussing a possible business combination or other similar transaction involving Ares and the Company in accordance with terms and conditions of the letter from Ares to the Company dated February 18, 2011 and the February 16, 2011 form of Merger Agreement attached as Exhibit A to this letter agreement (each as modified by Exhibit B to this letter agreement and with such other changes as agreed to by the parties during their negotiations of the Merger Agreement) (the “Transaction”).  Ares is prepared to devote considerable additional time and resources going forward.  To induce Ares to continue with its confirmatory due diligence and its negotiation of final documentation concerning the Transaction, and in consideration of Ares’ willingness to proceed with such effort, the Company agrees as follows:

1.             Exclusivity.  The Company shall (and shall cause each of its Representatives to) negotiate exclusively with Ares with respect to the Transaction and shall not (and shall cause each of its Representatives not to), directly, indirectly or otherwise, from the date this letter is fully executed until March 2, 2011 (the “Exclusivity Period”):

(i)  disclose that discussions or negotiations may take or are taking place concerning a possible Transaction or any of the terms, conditions or other facts with respect to any possible Transaction, including, without limitation, the status thereof, the fact that confidential information has been made available to Ares, or the fact that this letter agreement has been executed or the contents hereof; provided, that nothing in this letter agreement shall prevent the Company from making any disclosure required by law, legal process, regulation, or regulatory or self-regulatory authority as advised by outside counsel; and, to the extent practicable, the Company will make reasonable efforts to consult with Ares as to the nature of such disclosure

Ares Management • 2000 Avenue of the Stars • Suite 1200 • Los Angeles, CA  90067 • (310) 201-4100

prior to making any such disclosure;

(ii)  solicit, initiate or encourage the submission of any proposal, indication of interest, offer or inquiry regarding any (a) potential business combination or merger with, sale of capital stock or securities of or by, investment in, or any similar transaction with, the Company or any of its subsidiaries; (b) sale of all or any substantial part of the assets of the Company or any of its subsidiaries other than in the ordinary course of business, consistent with past practice; (c) refinancing, restructuring or recapitalization of the Company or any of its subsidiaries or (d) other transaction inconsistent with the Transaction (collectively, a “Business Combination Proposal”);

(iii)  recommend, propose, or enter into any commitment, agreement, agreement in principle or other understanding (whether or not legally binding) relating to or with respect to, a Business Combination Proposal;

(iv)  participate in any discussions or negotiations with any person regarding, or furnish or make available to any other person any information with respect to, or provide any person with access to the Company or its Representatives in connection with, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to pursue, propose or effect any Business Combination Proposal; or

(v)  otherwise take any action reasonably expected to frustrate  the consummation of the Transaction,

The Company shall, and shall cause its Representatives to, (a) immediately cease and terminate all existing discussions or negotiations with respect to any Business Combination Proposal and (b) promptly (but in any event within 24 hours) notify Ares orally and in writing of any contacts regarding any Business Combination Proposal with a third party during the Exclusivity Period, which notice shall include the identity of the third party and the material terms of any such Business Combination Proposal (including type and amount of consideration), and provide Ares with a copy of all written documents received from a third party relating to a Business Combination Proposal; provided, that the Company shall not be obligated to violate any confidentiality agreement executed prior to the date hereof.

2.             Reimbursement of Expenses.  If the Company breaches this letter agreement (including without limitation as a result of the failure to comply with this letter agreement by any of the Company’s Representatives) in any material respect or makes disclosure pursuant to the proviso at the end of paragraph 1(i) above; and (ii) within nine (9) months of termination of the Exclusivity Period, the Company consummates a  transaction pursuant to a Business Combination Proposal or enters into a definitive agreement with respect to a Business Combination Proposal, the Company shall promptly reimburse Ares for all of the reasonable out-of-pocket costs and expenses incurred by Ares or its Representatives prior to the expiration of the Exclusivity Period in connection with a Transaction, including without limitation attorneys’ fees, accountants fees, consulting fees, fees relating to financing commitments or similar items and Hart-Scott-Rodino Act Notification filing fees.

3.             Miscellaneous.  The Company agrees that Ares would be irreparably harmed by a breach of this letter agreement by the Company (including as a result of a failure to comply with this letter agreement by the Company’s Representatives), that monetary remedies would be inadequate to protect Ares against any actual or threatened breach of this letter agreement and, without prejudice to any other rights and remedies otherwise available to Ares, in the event of such breach by the Company, the Company agrees to the granting of equitable relief, including injunctive relief and specific performance, in favor of Ares without proof of actual damages or the posting of any security bond. No failure or delay by Ares or the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

If any provision of this letter agreement shall, for any reason, be adjudged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this letter agreement but shall be confined in its operation to the provision of this agreement directly involved in the controversy in which such judgment shall have been rendered.

As used in this letter agreement, (i) “Representatives” means, as to any person, such person’s affiliates and its and their respective current directors, officers, employees, agents, representatives, advisors (including, without limitation, financial advisors, counsel and accountants) and controlling persons and (ii) “person” means any person, corporation, company, partnership, limited liability company, other entity, group or individual.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts or choice of law thereof or of any other jurisdiction.

Nothing contained herein shall be (i) construed as an offer by either party to enter into any transaction, or (ii) construed as imposing on either party any obligation to negotiate any agreement with respect to the Transaction or any other transaction or any amendment or modification to any existing agreement.  This letter agreement and the Confidentiality Agreement previously entered into by the Company and Ares constitute the entire agreement among the parties concerning the subject matter hereof and thereof, and supercede all prior or contemporaneous agreements, understandings and arrangements, written or oral, between the parties with respect to the subject matter hereof and thereof. No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon any party unless approved in writing by each party.

This letter agreement is a binding agreement of the parties, enforceable against them in accordance with its terms.  This letter agreement will automatically terminate at midnight Washington D.C. time on the last day of the Exclusivity Period (or any such other date as may be mutually agreed to by the parties hereto in writing).

This letter agreement shall inure to the benefit of the parties hereto and their successors and permitted assigns. Any assignment of this letter agreement by any party without the prior written consent of the other parties shall be void. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original and shall constitute the same agreement.

If you are in agreement with the foregoing, please indicate your acceptance by signing below and returning an executed copy of this letter.

Very truly yours,

Ares Corporate Opportunities Fund III, L.P

By: ACOF Operating Manager III, LLC
Its: Manager

		By:	/s/ Matt Cwiertnia
Matt Cwiertnia

ACKNOWLEDGED AND AGREED:

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

By:	/s/ John Hillen
Name: John Hillen
Title: President and CEO